

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2022

Michael A. Mussallem
Chief Executive Officer
Edwards Lifesciences Corp
One Edwards Way
Irvine, California 92614

      Re: Edwards Lifesciences Corp
          Definitive Proxy Statement on Schedule 14A
          Filed March 22, 2022
          File No. 001-15525

Dear Michael A. Mussallem:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Disclosure Review Program